JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561) 241-4943
Telefax: (561) 241-4943

September 10, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

RE:    Medical Connections Holdings, Inc. (the “Company”)

          Form 10-KSB for the Year Ended December 31, 2007

          File No.   333-72376

Dear Sir/Madam:

The following is filed in response to the Commission’s comment letter dated August 14,  2008.

With respect to your comment regarding whether management’s failure to provide its report on internal control over financial reporting impacts the Company’s conclusion regarding the effectiveness  of the Company’s disclosure controls  and procedures for the fiscal year ended December 31, 2008  we note:

Management has re-evaluated its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.  Due to the fact that the Company failed to use the appropriate disclosure language required by Items 307 and 308T of Regulation S-K (17 CFR 229.307 and 229.308T) with respect to the annual report for fiscal year ended December 31, 2007, management has concluded that our disclosure controls and procedures were ineffective.

In light of the above, management  has also re-evaluated its conclusions regarding the effectiveness of the Company’s internal controls over financial reporting with respect to the annual report for fiscal year ended December 31, 2007.  Management has determined that the conclusion on ineffective disclosure controls affects the conclusion on internal controls over financial reporting because as part of the external reporting process, the Company failed to use the appropriate disclosure checklists and procedures to ensure that the correct disclosures were included in the annual report.  As a result, management has concluded that our internal controls over financial reporting were also ineffective.

Appropriate steps to address its disclosure controls requirements have been taken as outlined in the second amendment to the Company’s Form 10-KSB for the year ended December 31, 2007.

Medical Connections Holdings, Inc. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing  referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

By:	/s/ Jeffrey G. Klein
Jeffrey G. Klein Counsel For Medical Connections Holdings, Corp.